                                                                    Exhibit 99.1

                             YEAR 2001 / 1ST QUARTER
                              RESULTS OF OPERATIONS
                             OF GLOBAL SOURCES LTD.


         THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FINANCIAL STATEMENTS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR PLANS, ESTIMATES AND BELIEFS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

BACKGROUND

         We are a leading enabler of global merchandise trade. Our business began in 1971 in Hong Kong when we launched ASIAN SOURCES, a magazine to serve global buyers importing products in volume from Asia. Realizing the importance of e-commerce, we commercially released the first version of GLOBAL SOURCES TRANSACT, our proprietary trade management software to facilitate international transactions in 1991. We then became one of the first business-to-business online marketplaces by launching ASIAN SOURCES ONLINE in 1995. At that time, we began repositioning our trade magazines to play a supportive, educational and promotional role to accelerate the shift of our customers to our e-commerce services. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to GLOBAL SOURCES ONLINE.

         Our online marketplace services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our primary online service is creating and maintaining Marketing Websites that present suppliers' product and company information in a consistent, easily searchable manner on GLOBAL SOURCES ONLINE. We also offer cataloguing services for buyers and suppliers. Private Buyer Catalogs enable buyers to maintain customized information from current and potential suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are GLOBAL SOURCES TRANSACT software that facilitates and automates international trade transactions, and various trade magazines and CD-ROMs.

         We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we are now incorporated under the laws of Bermuda and have changed our name to Global Sources Ltd.

OVERVIEW

         We derive revenue from three principal activities.

         ONLINE MARKETPLACE SERVICES--Our principal online marketplace services are Marketing Websites, where suppliers present their products and capabilities on GLOBAL SOURCES ONLINE. We also derive revenue from banner advertising and placement fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

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         TRANSACTION SOFTWARE AND SERVICES--Currently, customers typically pay a one-time fee for a perpetual license to use our GLOBAL SOURCES TRANSACT software. License fees are based on the number of sites and users for the software product and also include post-contract customer support services for one year. We recognize license fees upon delivery of the software and when no significant obligations remain. Post contract customer support revenue is deferred and recognized ratably over the maintenance period. We are in the process of creating web-enabled versions of TRANSACT, for which we may charge customers differently.

         COMPLEMENTARY MEDIA SERVICES--Suppliers pay for advertising in our trade magazines to promote their products and companies. Generally, we publish our trade magazines monthly. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year. We also derive revenue from buyers that subscribe to our trade publications.

         Revenue from other sources primarily relates to organizing business seminars and exhibitions. We recognize revenue at the conclusion of these events.

         Our sales costs consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives obtain content for our Marketing Websites and trade magazines, sell our software and receive a commission as a percentage of the revenue generated.

RESULTS OF OPERATIONS

         The following table sets forth our results of operations:

                                                        THREE MONTHS ENDED
                                                            MARCH 31,
                                                   ---------------------------
                                                     2000               2001
                                                   --------           --------
                                                  (UNAUDITED)        (UNAUDITED)
REVENUES:
  Online marketplace services                      $ 11,130           $ 14,789
  Transaction software and services                     107                 75
  Complementary media services                       12,978              8,606
  Other                                               1,119              1,563
                                                   --------           --------
                                                     25,334             25,033

OPERATING EXPENSES:
  Sales                                               8,648              9,270
  Circulation                                         3,060              3,053
  General and administrative                          8,489              9,970
  Online services development                           897              3,131
  Non-cash compensation expense                       8,933                586
  Other non-cash expenses                                93                869
                                                   --------           --------
TOTAL OPERATING EXPENSES                             30,120             26,879
                                                   --------           --------
LOSS FROM OPERATIONS                                 (4,786)            (1,846)
                                                   ========           ========

                                                   --------           --------
NET LOSS                                           $ (4,617)          $ (2,086)
                                                   ========           ========

INCOME/(LOSS) FROM OPERATIONS
  Online marketplace services                      $ (1,308)          $  1,616
  Transaction software and services                    (222)            (3,408)
  Complementary media services                       (3,059)              (589)
  Other                                                (197)               535
                                                   --------           --------
CONSOLIDATED                                       $ (4,786)          $ (1,846)
                                                   ========           ========

The following table represents our revenue by geographical areas:

                                                        THREE MONTHS ENDED
                                                            MARCH 31,
                                                   ---------------------------
                                                     2000               2001
                                                   --------           --------
  Asia                                             $ 23,709           $ 23,370
  United States                                       1,149              1,319
  Europe                                                294                171
  Other                                                 182                173
                                                   --------           --------
  Total revenue                                    $ 25,334           $ 25,033
                                                   ========           ========

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CONSOLIDATED RESULTS

         REVENUE. Our online marketplace services revenue grew from $11.1 million during the three months ended March 31, 2000 to $14.8 million during the three months ended March 31, 2001, an increase of 33%. This increase was attributable to our increased sales efforts and the continuing acceptance by our clients of our online marketplace services as a way of conducting export trade. Our complementary media services revenue declined from $12.9 million during the three months ended March 31, 2000 to $8.6 million during the three months ended March 31, 2001, a decrease of 33%. This decrease was attributable to our ongoing emphasis on online marketplace services. Total revenue marginally declined from $25.3 million during the three months ended March 31, 2000 to $25.0 million during the three months ended March 31, 2001, a decrease of 1%, due mainly to slow down in US economy.

         SALES. Sales costs consists of the commissions paid and incentives provided to our independent sales representatives and sales support costs. Sales costs increased from $8.6 million during the three months ended March 31, 2000 to $9.3 million during the three months ended March 31, 2001, an increase of 8% due mainly to sales support costs incurred for development of new services and new markets.

         CIRCULATION. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs remained at the same level of $3.0 million during the three months ended March 31, 2000 as well as the three months ended March 31, 2001.

         GENERAL AND ADMINISTRATIVE. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $8.5 million during the three months ended March 31, 2000 to $10.0 million during the three months ended March 31, 2001, an increase of 18%, due mainly to an increase in marketing expenses, fees paid for professional services and the retrenchment costs associated with a planned reduction in headcount.

         DEVELOPMENT COSTS. Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of GLOBAL SOURCES ONLINE, Private Buyer Catalogs, Private Supplier Catalogs and online Transaction Services. Development costs to fund the expansion of our online marketplace services and transaction services, increased from $0.9 million during the three months ended March 31, 2000 to $3.1 million during the three months ended March 31, 2001, an increase of 244%. This increase resulted from our efforts to continue to enhance our online marketplace services and transaction services.

         NON-CASH COMPENSATION EXPENSES. In the third quarter 2000, the Company's equity compensation plan (ECP) committee granted awards under ECP II and ECP III to staff and team members. Again in January 2001, the committee granted awards under ECP IV and ECP V to staff and team members. The total non-cash compensation expense, resulting from the four ECP plans, recorded by the company during the three months ended March 31, 2001 was $0.6 million.

         OTHER NON-CASH EXPENSES. Other non-cash expenses consist of amortization of intangibles and software development costs.

         Other non-cash expenses during the three months ended March 31, 2001, was $0.9 million, consisting $0.8 million amortization of software development cost and $0.1 million for amortization of intangibles compared to $0.1 million for the three months ended March 31, 2000 for amortization of intangibles.

         INCOME FROM OPERATIONS. Income from operations for online marketplace services grew to $1.6 million during three months ended March 31, 2001 from a loss of $1.3 million during three months ended March 31, 2000, an increase of 223%. The increase is mainly attributable to growth in online marketplace services revenue. The total loss from operations during three months ended March 31, 2001 was $1.8 million as compared to a loss of $4.8 million during the corresponding period of 2000. The reduction in loss was mainly due to decrease in non-cash compensation expenses partially off-set by increase in online services development costs and amortization of software development costs.

         INCOME TAXES. We reported a tax provision of $0.4 million during the three months ended March 31, 2001 and $0.3 million during the three months ended March 31, 2000.

         The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

         NET INCOME. Net loss was $2.1 million during the three months ended March 31, 2001, as compared to net loss of $4.6 million during the three months ended March 31, 2000. This net loss in the first quarter of 2001 was due mainly to amortization of software development cost of $0.8 million and increase in online services development costs and general and administrative costs.

         The loss in the first quarter of year 2000 was mainly due to the non-cash compensation expense of $9.0 million.


LIQUIDITY AND CAPITAL RESOURCES

         We finance our activities using cash generated from our operations, supplemented by borrowings from a short-term bank loan, as necessary.

         Net cash used for operating activities was a marginal amount during the first three months of 2001 and $2.9 million during the first three months of year 2000. The primary source of cash from operating activities was net loss as adjusted by non-cash expenses and changes in working capital.

         Net cash used for investing activities was $0.6 million during the first 3 months of year 2001 which was used principally for capital expenditures for computers, software and furniture and fixtures. Net cash used for investing activities in the first three months of year 2000 was $11.2 million, of which $1.2 million was used for the purchase of computers and software development and $10.0 million for investment in an unaffiliated electronic commerce company.

         Net cash generated from financing activities was $0.2 million in the first three months of year 2001, which resulted from share application money received from a director. Net cash generated from financing activities was $13.3 million in the first three months of year 2000, resulting from the short term borrowings.

         On March 13, 2001, we renewed the credit facility with Bank of Bermuda (Isle of Man) Limited for a further twelve month period under the same terms and conditions. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. As of March 31, 2001, we had drawn $4.0 million under the credit facility as compared to $13.3 million drawn as of March 31, 2000.

         Advance payments received from customers were $16.1 million as of March 31, 2001 and $15.9 million as at December 31, 2000, improving our liquidity. We anticipate that cash on hand, cash generated from operations and short-term bank borrowings will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on our current levels of operation.


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gain or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

         This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds in U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. To the extent significant currency fluctuations occur in the New Taiwan dollar or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our profits would be affected.

         As of March 31, 2001, we have not engaged in foreign currency hedging activities.